Filed by Taylor Morrison Home Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AV Homes, Inc.

(Commission File No. 001-07395)

Event ID:      138154708333

Event Name: Q2 2018 Taylor Morrison Home Corp Earnings Call

Event Date:   2018-08-01T12:30:00 UTC

P: Operator;;

C: C. David Cone;Taylor Morrison Home Corporation;Executive VP & CFO

C: Jason Lenderman;;

C: Sheryl D. Palmer;Taylor Morrison Home Corporation;Chairman, President & CEO

P: Alan S. Ratner;Zelman & Associates LLC;Director

P: Alex Barrón;Housing Research Center, LLC;Founder and Senior Research Analyst

P: Alexander John Rygiel;B. Riley FBR, Inc., Research Division;Analyst

P: Carl Edwin Reichardt;BTIG, LLC, Research Division;MD

P: James C McCanless;Wedbush Securities Inc., Research Division;SVP

P: John Gregory Micenko;Susquehanna Financial Group, LLLP, Research Division;Deputy Director of Research

P: Matthew Adrien Bouley;Barclays Bank PLC, Research Division;VP

P: Michael Glaser Dahl;RBC Capital Markets, LLC, Research Division;Analyst

P: Nishu Sood;Deutsche Bank AG, Research Division;Director

P: Paul Allen Przybylski;ISI Group Inc., Research Division;Research Analyst

P: Unidentified Analyst;;

+++ presentation

Operator^ Good morning, and welcome to Taylor Morrison’s Second Quarter 2018 Earnings Conference Call. (Operator Instructions) As a reminder, this conference call is being recorded.

I would now like to introduce Mr. Jason Lenderman, Vice President, Investor Relations and Treasury.

Jason Lenderman^ Thank you, and welcome, everyone, to Taylor Morrison’s Second Quarter 2018 Earnings Conference Call. With me today are Sheryl Palmer, Chairman and Chief Executive Officer, and Dave Cone, Executive Vice President and Chief Financial Officer.

Sheryl will begin the call with an overview of our business performance and our strategic priorities. Dave will take you through a financial review of our results along with our guidance. Then Sheryl will conclude with the outlook for the business, after which we will be happy to take your questions.

Before I turn the call over to Sheryl, let me remind you that today’s call, including the question-and-answer session, includes forward-looking statements that are subject to the safe harbor statement for forward-looking information that you’ll find in today’s news release. These statements are subject to risks and uncertainties that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those factors identified in the release and in our filings with the Securities and Exchange Commission. And we do not undertake any obligation to update our forward-looking statements.

Now let me turn the call over to Sheryl Palmer.

Sheryl D. Palmer^ Thank you, Jason.

We appreciate you joining us this morning as we have a number of exciting updates to share. First up, our results for the second quarter of 2018, our teams across the country have once again delivered by meeting or exceeding all points of our guidance. We closed 1,992 homes during the quarter, which is roughly a 7% increase over the prior year.

As I mentioned in our last earnings call, our first quarter closings were modestly lower than we anticipated due to a lingering impact from the 2017 hurricane season. We were able to deliver all of those foundation-impacted closings in the second quarter and allowed us to meet our expectations for the first half of the year. Kudos to the team for taking a temporary setback and turning it into something positive.

Sales for the quarter were 2,342 with an average community count of 297 and a sales pace of 2.6. Our pace for the first half of 2018 is 2.7, flat to our pace from the front half of 2017 and in line with our expectations, which allows us to reaffirm our annual guidance of 2.4 to 2.5 for the year.

Our performance in the second quarter drove an EBT margin of 8.1%, which was a sequential improvement of 20 basis points higher than in our first quarter. That led to $0.52 of diluted EPS, which was an increase of $0.06 over the second quarter of last year.

Our teams across the country continue to embrace ways of working smarter, not simply harder, to enrich both the lives of our team members and our customers, all in our quest to achieve operational excellence, one of our three strategic priorities for the year. I’m happy to report that one of our larger operational initiatives is now complete, and that is our implementation of Salesforce.

We all know introducing significant system changes can be extremely difficult on the business and taxing on the teams. Fortunately, and because of our deliberate approach to the rollout, we were up and running in 6 months across our markets and feel the new system has already paid operational dividends for us. It will undoubtedly continue to enhance our customer experience, which is another one of our three strategic priorities.

Our third priority for 2018 is smart, strategic growth, and as you heard from our call in June announcing our intent to acquire AV Homes, we believe this transaction is well aligned to this priority. It will create the growth and scale we desire, and it fully complements Taylor Morrison’s landholdings, current footprint, consumer segment and product offerings.

Since the AV announcement, our legal, finance and operations teams have been busy working through the standard protocols and required steps to bring this deal to the finish line. In anticipation, we intend to reposition a number of our communities to better synergize products. As a result of the repositioning, there will be a short-term reduction in average community count for the third and fourth quarter. That, combined with the early close outs of some communities do the two better-than-expected sales, has led us to adjust our community guidance, which Dave will cover shortly.

To start this acquisition on the right foot, following the announcement, we immediately turned our attention and focus to the people. AV CEO, Roger Cregg, and I recorded a video together addressing each of the AV divisions introducing Taylor Morrison, discussing our excitement for the transaction and sharing what they could expect moving forward.

Next, Taylor Morrison senior management began the important work to evaluate the AV and Taylor Morrison team members in each of our overlapping business units with the intent to design the structure for the combined go-forward businesses. In the first 20 business days, we conducted more than 400 interviews across the country with 70-plus members of the AV operating teams and corporate office team members. I’m pleased to share that the immediate attention and effort was well worth it, as we’ve now conceptualized what our combined personnel structure will look like when the transaction is closed and have communicated those plans.

Finally, and most recently, Roger and I, along with the members of the Taylor Morrison management team, completed a series of division town hall meetings with AV employees in Phoenix, Dallas, Charlotte, Raleigh, Orlando and Jacksonville. I discussed the vision and the potential of the new combined company, embraced the opportunity to meet all the team members face-to-face and, more importantly, took the time to answer all their questions. Based on the positive feedback we’ve received, we believe these were great first steps in cementing the trust necessary to build a world-class, people-first organization.

The real challenge in M&A is in the integration, and we believe that engaging in this process prior to closing will be beneficial and should help build a strong, trusting foundation with the people first. We understand and appreciate that scale matters, and our goal of growing meaningfully in ways that complement our product, consumer segment and company culture is big for us. And the AV acquisition is an exciting step in that direction.

In June, we indicated the transaction would close in late September or early October, and we still expect that to be the case. There are a few more updates and developments we want to provide to you related to the acquisition, and Dave will cover those in his prepared remarks.

Turning to a global outlook for a moment, the usual economic indicators continue to show that we have a steady wind at our backs. The unemployment rate remains at historically low levels, and the number of non-farm payroll jobs being added to the economy is showing patterns of consistency, with an average around 200,000 per month over the last 12 months. Consumer confidence is in a healthy place, and expectations remain high by historical standards. Some of that is being driven by positive movement in wage growth, albeit small movements thus far. Also the price of oil has been on an upward trajectory from its low in the $40 range per barrel 12 months ago to where it is now, which is in the high $60 range.

From an industry perspective, we’re starting to see some loosening in the months of supply for existing homes, which had been in the 3-month range for several months until recently when it increased to the low 4-month range. This isn’t a significant move, but one we’ll continue to monitor and gauge the impact on our pricing strategies. Months of supply for new homes remain in the low to mid-5-month range, which is a bit tighter than it was a year earlier, likely a byproduct of the loosening on the existing home supply side.

Housing starts continue to climb and show momentum that is supported by its double-digit year-over-year growth percentages. Household balance sheets are still strengthening, and that is largely being driven by homeowners’ equity in real estate growing by approximately 10% from the prior year.

When evaluating the macro data and the industry-specific data, we think it all supports our thesis that homebuilding still has meaningful runway and likely returning to the more seasonal and normal traffic sales patterns that were historically well known in the space.

One topic that has been making headlines as of late is affordability and the fact that home prices are rising at a faster rate than wage growth. The Affordability Index has recently decreased, driven by both small increases in interest rates and simple supply and demand economics which I just alluded to. While interest rates continue to be very low relative to historic standards, they have impacted affordability on a relative basis.

What’s interested us about this dynamic is not only how affordability has constricted, but how the consumer is behaving in this environment when our internal data points to an average customer having ample room for normal course price appreciation. As we’ve mentioned in prior calls, our average customer has a few hundred basis points of room in interest rate movement before they are priced out of qualification.

Diving a bit deeper, we’ve recently asked our customers a few questions to help us understand the whys behind the behavior of spending less on a home than they’re qualified to spend. The results are thought provoking and provide a backdrop for action by catering programs that better serve our customers. Approximately a third of the surveyed customers were identified as spending materially less than their prequalified amount.

As you might expect, there were numerous reasons as to why they did this, but there were a few in particular that piqued our interest. For instance, the most cited reason, regardless of age group, for spending less was to save money for more life experiences, such as taking trips and vacationing. We found this to be fascinating because it further solidifies our belief that people are rearranging their priorities to seek out better experiences. They want to see, live, touch things that leave an indelible memory and imprint on them as a person.

I’m convinced we can use this motivation, this innate desire, and connect it to both community design and our customer experience efforts. Buying a home should be a wonderful experience, and it should leave an imprint. As an industry, we need to find better ways to engage customers and help them see the many benefits of home ownership, including the experience of making that decision and achieving that goal.

The second most cited reason, again across all age groups, was to save for their financial future and retirement. We interpret both saving for life experiences and saving for retirement to be possible shifts in the cultural norms and remnants left following the recession. While we don’t know if these shifts are temporary or more permanent, we’re confident there are ways for us to cater programs and outreach efforts to connect with those customers and their current priorities in a meaningful way.

Looking at this data at a segmented level, there were other revealing learnings among age groups. One is the desire to save money due to existing debt. Not surprisingly this reason was given at a much higher rate among Millennials, followed by Gen Xers and then by Baby Boomers. Another interesting result from the study is the least cited reason, which was respondents being worried about job security. Or put differently, those surveyed aren’t worried about their employment status. This is obviously consistent with the overall employment environment and some of the macro data points already mentioned.

These all appear to be intuitive trends and give us confidence in the data and how we’re analyzing it. Armed with that confidence and in a refinement of our techniques, we’ll continue to dig into this information while growing our database to put our company in the best position to enhance our customer experience. Regularly gathering feedback from our shoppers and homebuyers on what’s top of mind for them continues to be foundational in how we operate and ensures that, as a company, we never grow complacent and that our desire to do better, to be better, never waivers. And we’re committed to using this forum to share these prominent trends from their feedback with all of you.

Overall, I’m encouraged by the health of our industry and the economy. The data suggests the recovery still has legs and will continue to march forward in the near to medium term. It’s certainly an exciting time to be in homebuilding and an even more exciting time to be part of the Taylor Morrison family. We have a number of items in front of us that can drive both short-term and long-term benefit to our company, and we’re at the right spot in the cycle to maximize those benefits.

With that, I will turn the call over to Dave for the financial review.

C. David Cone^ Thanks, Sheryl, and hello, everyone.

For the second quarter, net income was $59 million and diluted earnings per share was $0.52. Total revenues were $981 million for the quarter, including homebuilding revenues of $957 million. Home closings gross margin inclusive of capitalized interest was 18% and in line with our expectations. We experience geographic and product mix shifts in the quarter driving a sequentially lower margin rate relative to the first quarter of this year.

We anticipate home closings gross margin to sequentially increase in the third quarter and second half of the year as the geographic and product mix reverts to be more in line with what we experienced in the first quarter. In addition, we did experience some anticipated cost pressures on the materials side. However, we’ve seen pricing power in many of our communities for the last several quarters helping to offset those cost pressures. On a gross margin basis for the quarter, we came in at 18.2%.

Moving to financial services, we generated more than $60 million in revenue for the quarter, and our mortgage company capture rate came in at 70%. Interestingly enough, we have recently seen in our most competitive markets that larger banks and small nonbanks have adopted very aggressive pricing strategies due to the significant decline in the home refinance market. We place real value on our TMHF business with controlling our backlog and greater visibility in managing our pipeline above closing the transaction when our customers are able to obtain a more competitive rate.

SG&A as a percentage of home closings revenue came in at 10.5%, which was a decrease of about 20 basis points from the prior year’s quarter and about a 140 basis point decrease from the first quarter of this year.

Our earnings before income taxes were $79 million or 8.1% of revenue. Income taxes totaled about $20 million for the quarter, representing an effective rate of 25.2%. Our effective rate is lower than the second quarter of last year due to tax reform.

For the quarter, we spent roughly $275 million on land purchases and development. At the end of the quarter, we had approximately 40,000 lots owned and controlled. Our percent controlled has been increasing over the past several years as we seek out more favorable deal structures. The percentage of lots owned was about 66%, with the remainder under control. Compared to the first quarter, this ratio has moved by 330 basis points in favor of controlled lots. That’s primarily due to some new positions we’ve taken in Florida, one of our strongest performing markets. On average, our land bank had approximately 5 years of supply at quarter-end based on a trailing 12 months of closings. This is also primarily being driven by those Florida positions.

From a land pipeline perspective, we are almost exclusively now focused on securing land for 2020 and beyond. At the end of the quarter, we had 4,742 units in our backlog with a sales value of more than $2.4 billion. Compared to the same time last year, this represents an increase of 7% in units and an increase of 13% in sales value for those units. In addition, we had 1,623 total specs, which includes 192 finished specs. On a per community basis, we had about 5.5 total specs and less than 1 finished spec per community. I mentioned this in our last earnings call, and I think it’s worth mentioning again. We’ve made great progress in selling our inventory homes while they were still under construction, and that has driven our finished spec per community lower.

Our inventory management efforts continue to be an encouraging indicator for us, and how we handle our specs is a significant driver. This continued focus has led to asset turns increasing 6%, with inventory turns also up nearly 7% for the quarter, as we’ve now driven year-over-year accretion in both these metrics for at least 7 consecutive quarters. Our recent performance fuels our belief that we should drive accretive return on equity year-over-year even before considering the impact of tax reform as well as the anticipated impacts from our pending acquisition of AV Homes.

We ended the quarter with about $321 million of cash, and our net debt to capital ratio was 32.1%, which we believe is one of the lowest in the industry. This ratio increases as we close the AV acquisition, but will remain well within a healthy range in the low 40s. All things being equal, following the AV transaction, we’d expect that to fall through normal course of business.

Our balance sheet continues to be a point of significant strength and a tool that provides flexibility when developing our capital allocation and growth strategies. Just in 2018 alone, we’ve been able to buy back $200 million in stock while maintaining options for liquidity that enabled us to fund the AV acquisition. All of that is a testament to our financial strength. As expected with the work on the transaction in Q2, the company did not purchase any stock back, but the $100 million authority remains in place for the balance of the year.

Now on to our guidance for the year and the third quarter. For the full year, we anticipate closings to be between 8,400 and 8,800. Our community count will be between 280 and 285 as a result of what Sheryl mentioned in her comments, faster closeouts and a changing strategy in some overlapping markets.

Our 2018 monthly absorption base will be between 2.4 and 2.5. GAAP home closings margin, including capitalized interest, is expected to be accretive to 2017 in the mid to high 18% range. SG&A as a percentage of homebuilding revenue is expected to be in the low 10% range. JV income is expected to be between $8 million and $10 million. And our effective tax rate will be between 24% and 26%. Land in development spend is expected to be approximately $1.1 billion for the year.

For the third quarter, we anticipate average community count to be between 270 and 275, which will be our most impacted quarter for the reasons mentioned earlier. Closings for the third quarter are expected to be between 2,050 and 2,150. GAAP home closings margin, including capitalized interest, is expected to be in the mid- to high 18% range.

And while we won’t be providing our thoughts on how our detailed guidance will be impacted by the AV acquisition, I do want to take another minute to discuss some of the developments and reiterate the points we made at the time of the AV announcement.

First, AV will be disclosing its second quarter results later today. We have had the opportunity to review their results, and they were as we’d expected and in line with our underwriting. Obviously, our ability to elaborate on AV’s results is limited at this time. Also, a few weeks ago we filed the S-4, which provides some great color on how the deal came together, and it does provide a sense of the combined business based on historical performance.

Next, I want to reiterate some financial points we made in June. We still anticipate a goodwill allocation of about $70 million for this transaction. Our annual synergies estimate has also remained consistent at $30 million. And we do expect ROE be accretive year-over-year in 2019. I’ll double down on Sheryl’s earlier sentiment and say that I’m extremely excited about the prospects of what this acquisition means looking forward.

Thanks, and I’ll now turn the call back over to Sheryl.

Sheryl D. Palmer^ Thank you, Dave.

As I mentioned in my earlier remarks, one of our strategic priorities for 2018 has been creating a differentiated customer experience. We’re tackling this initiative in a myriad of ways, one of which is through our Taylor Morrison Home Funding business. We’ve named our new mortgage platform Dorothy and just recently launched an online mortgage tool that allows our customers to apply for their mortgage and access us through their personal devices. It’s an engaging online experience that includes an easy application and customer portal, allowing our customers to securely upload and design documents as well as engage with their TMHF loan consultant at their convenience.

We are able to speed up their prequalification process and provide immediate and factual information regarding credit. This new technology combined with integrating digital and automated verification solutions allows TMHF to provide our customers an efficient and enjoyable finance experience.

Our borrower profile remains strong, and as we continue to learn more about customer motivations, we plan to leverage that knowledge appropriately to enhance the customer journey. On average, our borrowers have sturdy credit and personal balance sheets, a loan-to-value of 75% with debt to income ratio of about 38% on a loan amount of approximately $345,000.

Over the last 14 quarters, this strong borrower profile has averaged a credit score of 740 or higher, and in Q2, that number was approaching 750. This has created an environment that produces one of the industry’s lower cancellation rates, which was under 11% in the second quarter.

I’d like to finish by hitting on our recent announcement of two additions to our board of directors. Denise Warren, a former New York Times executive, and Andrea Owen, the former Banana Republic global president, have agreed to join our board with their first official meeting happening later this month. Together, they bring a diverse skill set and a fresh perspective to our board room.

Becoming a fully floated company earlier this year brought forward many exciting opportunities, but chief among them was designing our board with independent leaders. Two of our goals in the search was to find candidates that could bring a level of expertise in reaching customers in the digital age and that could help frame homebuilding to be the ultimate retail experience with particular expertise in catering to the younger cohort as that segment continues to grow. We have hit a homerun on both counts with these two proven leaders, and they are the perfect complement to our existing board members, all of whom have either a background in finance, homebuilding or both. I’m extremely excited about our two new board members and what they will bring to our board room discussions.

To reiterate, I’m pleased by how we’ve started the year and the solid first-half performance we have to show for it. Our footprint, our balanced portfolio, our planned expansion with AV and the diverse buyer segments seen across our markets make me optimistic about continuing the momentum in the quarters to follow.

There’s a lot of work to be done — make no mistake about it — but I’m comforted by my confidence in our ability to deliver because of the individuals who make up the Taylor Morrison family. There is no task too daunting, no task too big that our team members won’t tackle with the highest levels of enthusiasm and professionalism. I’d like to close with a thank you to all of our teams for delivering results that support our focus on being a return-driven business.

With that, I’d like to open the call to questions. Operator, please provide our participants with instructions.

+++ q-and-a

Operator^ (Operator Instructions) Our first question comes from Alan Ratner of Zelman and Associates.

Alan S. Ratner^ Sheryl, I guess first off before my questions, just a quick congrats on the recognition in the Glassdoor rankings for top CEOs. It’s very well-deserved. So I was hoping —

Sheryl D. Palmer^ Thank you.

Alan S. Ratner^ I was hoping to dig in just on your comment on the resale inventory. We’ve heard a few other builders mention the recent increase there, and it’s obviously still at incredibly low levels from an absolute standpoint, so I guess it’s a little bit surprising just to hear the call out on that. And I guess what I’m curious on is if you see the pricing power that builders have had over the last couple of years, I think a lot of that’s been a function of how tight the inventory situation has been.

And I guess as you start to see the resale listings start to creep higher, how do you see the current premium of new homes in your market versus a comparable existing home, let’s say, and how does that compare versus history? Are we wider than we’ve historically been and is that going to limit your ability and other builders’ ability to continue to push price? Or would you say that the current spread is pretty similar to what we’ve historically seen?

Sheryl D. Palmer^ Thanks, Alan, on all counts. It’s very kind. You have a few questions in there, so let me try to hit them. Let me start in reverse order on the resale market and kind of the pricing we’re seeing. It’s an interesting time. If you look over the last really decade, we’re seeing for the first time that difference between new and resale fall under 10%. We really have only seen that one or two quarters in the last 10 years. So I think that’s speaking to a number of different things. One is the kind of inventory that’s out there, and we’re continuing to see that with the limited inventory out there — and yes, it’s creeped up modestly, but like you said, it’s, by historical levels, still very, very low, too low — but we’re seeing resale homes come on the market, multiple offers, so we’re seeing that come down. At the same time, I think we’re seeing some significant mix shifts in the new home market, and as you’ve heard on numerous calls, you’re seeing a lot of shifting to that first-time buyer. So last report, I think at the end of June we were just barely over a 9% spread for new to resale. Compare that to a year ago, it was more than 2x that.

Alan S. Ratner^ Thank you, Sheryl. And would you say — because obviously that’s mix effected. So I guess what I’m really trying to figure out is if you look at your communities, to the extent you can pick out a comparable existing home in the same school district, similar square footage, obviously not new, is that 9% representative of what that differential is? I imagine it would be a little bit wider than that.

Sheryl D. Palmer^ It is. I think that becomes very difficult, Alan, because in, I would tell you, core locations, the inventory is so limited that in fact I would think that it might be closer than you think given the limited inventory. Once again, these homes are coming on the market, and they are getting multiple offers within the first 24 hours, so it’s actually, I think, what’s part of creating the reduction in gap.

Alan S. Ratner^ Okay. Great. I appreciate that. And then one more if I could, just on the kind of the product changes I guess you’re planning for some of the newer communities that you’re holding off here. Can you elaborate on that a little bit? Are you changing the targeted buyer of these communities, changing square footage, price point or is it more subtle than that?

Sheryl D. Palmer^ Yes. It’s a little different in each community. It’s primarily in the East, Alan, but as you have some communities that have similar target demographics and consumer groups, we want to make sure that we’re not competing against each other and we align the overall product offering. So sometimes it’s actually marrying them and sometimes it’s repositioning our product to make sure it better aligns with what they have in the marketplace.

Operator^ Our next question comes from Stephen East of Wells Fargo.

Paul Allen Przybylski^ Actually, this is a Paul Przybylski on for Stephen. First question, were there any differences in demand between your entry-level and move-up or active adult buyer? And then how is pricing power across those various product lines in the quarter?

Sheryl D. Palmer^ With respect to consumer groups, we generally saw strength across all product groups. As I look across our portfolio and our markets, our percentages around each of the consumers didn’t change really at all, materially at all from quarter-to-quarter or year-over-year. So I think we saw strength. It really comes down to a local position. If anything, we had a slight reduction in that first-time buyer market. I think they’re feeling a little bit more of the challenges of the interest rates than we’re seeing within the other consumer groups. And I’m sorry. The second part of the question, was on 60%?

C. David Cone^ It was on — yes, pricing power, Paul. So if you look at — on average 60% of our communities took price increases this last quarter, and probably for the last 7 or 8 quarters we’ve been running, call it, 40% or greater. And some of our biggest increases we saw were actually in the West and in our East region.

Paul Allen Przybylski^ Okay okay. And then your Midwest orders were good. Was that driven primarily by a rebound in Houston, and I guess what’s the incentive environment like in Houston? And have there been any either headwinds or tailwinds as that market recovers from Harvey?

Sheryl D. Palmer^ Yes, it’s a really good question. We saw great demand in Houston, and like I said in the prepared remarks, we’ve seen the overall market be in a better place as crude oil has come back and we’ve seen an increase in rig counts. I think the market’s expected to see moderate growth year-over-year in new home starts. There is still lots of activity post hurricanes with the trades more than anything, but not really on demand. The only hiccup I would tell you we’ve seen in Houston over the last few weeks, as we’re seeing pace is significantly up year-over-year, is there was a challenge with — that went on for more than a quarter with the mayor granting MUD annexation in the post-Harvey environment and really giving clarity on new development expectations in some of these approvals. So that was a timing thing that finally got resolved in the last 30 days. But the market feels good. We’re seeing price movement. We’re seeing traffic up. It’s a good time in Houston.

Operator^ Our next question comes from Michael Rehaut of JP Morgan.

Unidentified Analyst^ This is Alad for Mike. I just had one I wanted to first hit on, which was you mentioned that there were some unexpected cost pressures this quarter. You still had a pretty strong gross margin. You were able to offset that with price. Just wanted to get a little deeper and see what were those cost pressures, what you’re seeing for the rest of the year and what gives you confidence that you’ll be able to get the pricing to meet your guidance for the full year on gross margin?

C. David Cone^ Sure. Yes, I’ll start with on the cost side. So I mean, we did expect the cost increases. Obviously, with things like lumber moving around, we knew that was going to apply pressure in our backlog. But overall, our direct costs were up relative to Q1, kind of low single-digit range. A lot of that was in lumber, OSG. We’re seeing some other pressure around concrete, roofing, insulation, steel. Obviously, steel tariffs playing a factor mainly in block and retaining walls, brick and tile roofing. But overall, steel’s a small component. And we expect that pressure to continue as we move through the year, both on the labor and materials side. But we have put a lot of work around value engineering and should cost work, and that’s helping to offset. And then plus we already talked a little bit about the pricing power we have in our communities. So as we look to the third quarter as well as the full year, we have great visibility into our backlog. When we’re looking at kind of our upside, we have benefits from our strategic procurement and construction efficiencies. We’re levering capitalized interest. And of course, pricing is playing a factor. We’ll continue to watch the cost side, but we think with some of the work that we’re doing from an efficiency standpoint as well as the pricing power, that’s going to help us to drive towards an annual margin that’s going to be accretive year-over-year relative to 2017.

Unidentified Analyst^ Okay. Thanks. The other question I had was just on pace. It seems like pace dropped off a little bit in June relative to what you guys had said for April and May with it being around 2.6. Just wondering what you’re seeing in July and if you’re seeing any slower trends or seasonality. Anything that you could share with us would be great.

Sheryl D. Palmer^ Yes. Actually, we were quite pleased with June. It’s interesting. When you look at the year-over-year sales trends for the quarter April through June, last year we saw a drop-off, a deceleration of 2x what we saw this year. July, obviously, I’m going with numbers that came in just a few hours ago, but it looks like we had a 2.4 pace and pretty — actually pretty consistent with June, so I’m quite pleased. When you look at our annual guidance, this puts us in a — continues to put us in a very solid place to achieve that.

Operator^ Our next question comes from Jack Micenko of SIG.

John Gregory Micenko^ Dave, first of all for you, if I think through the algebraic equation to get to the guidance number with lower community count, that seems to suggest that conversion, backlog conversion, will pick up in 3Q and 4Q above historical norms. So a) want to make sure that’s the right way to think about it, and b) is that tied somehow to more spec on the ground or how do we think about that?

C. David Cone^ Yes. It’s a great question. I think when you look at the conversion rate for Q3, we’re somewhere typically kind of in the mid-40% range. I think you can expect us there if you take the midpoint of our guidance for Q3. As you push out to Q4, it’s going to be a little higher than what we typically run. We’re normally in kind of the 62% to 63% range. I think you’re going to see us kind of more in that low to mid-60s in Q4.

John Gregory Micenko^ Okay. That’s helpful. Thanks. And then, Sheryl, high-level on the survey. Very interesting responses. I’m wondering, you has said, okay, you’re thinking about how to plug that back into the business, and I’m wondering what that looks like. Is that smaller homes? Is that attached? Does that change the land location targeting? I know you tend to be closer in anyway. Just thinking your early read as a management team, what’s the highlight there on products based on what you’ve learned?

Sheryl D. Palmer^ Yes. I think it has some implications on product design, Jack. I think it has greater implications on community design and amenity profiles and connectivity when you — if you kind of dig into some of my comments around being able to have life experiences, relationships, I think it’s around connectivity within communities. Location matters. It’s which amenities within the communities, the amenities external. And then I actually think it’s about relationships with our team and what that part of the journey looks like and the overall customer experience. Certainly, the next layer of that would be how people live in their homes to create that same level, but I think we’ve already started to see that in changes in product profiles in many parts of the country. So at this point, I wouldn’t say it really has implications versus small or large product. I think everybody, no matter what their family situation is, has those same desires.

Operator^ Our next question comes from Mike Dahl of RBC Capital Markets.

Michael Glaser Dahl^ Sheryl and Dave, I wanted to follow up on the discussion around the community positioning, and I’m curious because it sounds like you’ve worked with AV on some of these things ahead of the close. What are you seeing from the AV side in terms of are they also actively kind of thinking about the communities for the second half and repositioning those and it’s kind of a joint effort there? Or any color you can provide on that and just how to think about the timeline as 3Q sounds like maybe the low point, but just the next few quarters, how long it’ll take to kind of come back online.

Sheryl D. Palmer^ Yes. No, fair question, Mike, and I want to make sure my comment’s in appropriate context. When you look at the reduction in our guidance for the Q3 and Q4, there’s a myriad of reasons that are associated with that. The primary reason is we’ve sold out faster in communities, and the replacements aren’t coming online until later this year or next. In addition to that — so if you say the other half of the reduction comes to us through a few different places, one is municipality delays, like I mentioned in Houston. Then there’s some strategic decisions that we’ve made for a couple of communities that we think better the business. One of them is the product alignment, and we’ve found a couple opportunities where, like I said, by holding back, we think we can be in a better place. In addition, we’ve made some decisions on selling 2 or 3 communities, I think specifically in Atlanta, allowing the team to focus on bringing the larger assets to market. Those might have been 12-, 13-unit communities, and they take as much time to kind of get to market and process as a 200-unit community. We also had some alignment in Atlanta on two legacy brands, on communities as we shift from — more to an in-town product. So we’re not really working with AV. It’s really stuff that has come through our diligence, and as we’re looking at the positioning for our future communities. And then obviously, as we get to the closing table, we’ll be able to put that into full action and any impacts it might have on their actual outputs.

Michael Glaser Dahl^ Got it. Got it.

Sheryl D. Palmer^ I most important though, it’s not changing our sales pace for the year expectations or our closings guidance.

Michael Glaser Dahl^ Right. That’s — okay. That’s helpful color. The second is just a quick follow-up on the July comments. Could you just give us some perspective — I don’t have it offhand — but what were your — what was your July pace last year? How does the year-on-year compare?

Sheryl D. Palmer^ I think it’s 2.2 to 2.4?

C. David Cone^ Yes, we were 2.4 this July. July last year, we were —

Sheryl D. Palmer^ I’m sorry.

C. David Cone^ 2.2.

Operator^ Our next question comes from Nishu Sood of Deutsche Bank.

Nishu Sood^ Sheryl, I wanted to focus in on one of the comments — I think it was in your press release or the preamble perhaps — about the gross margin obviously came in in line with guidance. And you described that as being encouraging that there wasn’t a sacrifice of margin for the additional closings. So I just wanted to dig you that a little bit. The kind of general consensus view I’d say at the moment is that there’s been strong pricing power. So why would we be worried about having to sacrifice margins for additional closings in this environment of strong pricing? I’m probably just missing it, just wanted to kind of dig into that little bit please.

Sheryl D. Palmer^ Yes. And I probably wouldn’t (inaudible), Nishu. I think generally there’s an association that you can — communities will focus on price or pace. And I think we have a very healthy balance that’s determined at a community level. And really all I was saying is we didn’t sacrifice price for pace. We were able to achieve both.

C. David Cone^ And I think that was just — the comment was focused on where we finished the quarter from a closings perspective relative to our guidance because it was a larger beat. So we didn’t want anyone to interpret that to mean that we went after incentives to drive that type of a closing. It was actually probably, in all fairness, us being a little bit more conservative on our guidance after the first quarter.

Nishu Sood^ Got it. Got it. Okay. Makes sense. And second question, I know you’re not giving guidance including AV until later, but Dave, you did say that you expect overall accretion to ROE in 2019, if I heard that correct. I wanted to just get the broad-buckets understanding from you, what are you thinking about when you say that? Is this faster monetization of assets once you combine the two entities? Is it synergies? Is it still the capacity to do buybacks? Is it the — your land position will go up, so maybe you won’t have to invest as much in land? Just wanted a kind of broad-buckets understanding of what would drive the accretion and ROE next year post the merger?

C. David Cone^ Yes, Nishu, it’s a great question. I mean, it’s several things. Obviously synergies are going to play a factor, and that’s a combination of things that we’re going to see at corporate and the field. We’re going to get better. We believe we’re going to get better national rebates. We’ll get benefits on the mortgage side, insurance, as well as overhead, so that’s going to be some of the big, big drivers. We still have a fair amount of work to do on kind of the soft and hard costs in the construction process, from access to trades to production cadence, so we think that’s going to provide benefits as well. And as a larger organization — we go back to national rebates as an example — it’s just not additional rebates we’re going to get from the AV side of the business. Being a bigger company, we’re going to get greater overall rebates, and that’s going to be a big factor for us. Topline leverage is going to help. And then we do believe we’re going to be able to generate significant cash flow, enough to reinvest back in the business and create some free cash flow. And that’s going to give us optionality to invest where we think we’re going to be able to drive additional, long-term shareholder returns.

Operator^ Our next question comes from Matt Bouley of Barclays.

Matthew Adrien Bouley^ I wanted to ask about the gross margin outlook for the second half. You called out the benefits from shifting mix in geographies. Could you just elaborate on which markets you’re expecting to drive better performance in the second half, and what’s kind of giving you the confidence in that?

C. David Cone^ Yes, you bet. I think we’re going to see it largely across the board. It’s going to tick up a little bit in every place. The East is probably where we’re going to see a little bit more of the pickup, again, somewhat from a product mix standpoint and just overall penetration. We’re going to see penetration be a little bit higher in Phoenix, Bay, Southwest Florida. These are our highest margin rate, or some of our highest margin rate divisions out there. And then we’ll probably underpenetrate a little bit relative to the total company in southern California. That typically has a lower-margin rate, higher-margin dollars, but then that will factor into some of that accretion just from an overall mix perspective.

Matthew Adrien Bouley^ Okay. That’s perfect. Thank you. And then I wanted to ask about SG&A, clearly strong leverage in the quarter on the better closings, and no change to the annual guide though. So I guess, where are we in the operational investments initiatives that you’re making? What’s the right way to think about where you think SG&A can to get longer term?

C. David Cone^ We’re going to continue to drive topline leverage obviously before consideration of AV and getting through that acquisition. But we’re continuing to invest back into the business in people, process and systems, as we’ve discussed the last several quarters. We’re kind about that stage though where we have it built into our platforms so we can continue to reinvest. I think going forward, you’re going to see us leverage SG&A. And the way I like to think about it is if you take SG&A and divide it in half and keep half variable to the topline and the other half kind of treat as your fixed cost and grow at about 3%. As you model that out, you’ll see that as the topline grows, you’ll drive leverage.

Operator^ Our next question comes from Carl Reichardt of BTIG.

Carl Edwin Reichardt^ I wanted to ask a little bit about absorptions again for this particular quarter. So I think you were down 7 the first two months and then, if I’ve got it right, up 9 in July. And was that, in part, a function of just comps, monthly comps, Sheryl? Or was there something that happened in June related to incentives or anything else that could have helped that number alter?

Sheryl D. Palmer^ No, I don’t think there’s anything specific to call out. Once again, when I look at the overall trends, I had a really consistent quarter by all accounts and significantly better than what we saw last year at the same time. And then that consistency has continued through July. So no, I think at some level, it’s hard to say what normal looks like anymore, but I do think we’re getting into more seasonal patterns. And as I look at the first half of the year, having been around too long, these are the kinds of fluctuation from month to month that I think we should come to expect.

Carl Edwin Reichardt^ Okay. Fair enough. So maybe anti-seasonally good order patterns end of Q4 into the first half, despite your comps. Is that basically what you’re saying? Maybe rates —

Sheryl D. Palmer^ I mean, we had — yes, seasonality. I’m sorry. I apologize for interrupting.

Carl Edwin Reichardt^ No, that’s okay.

Sheryl D. Palmer^ But if you recall, we said on the last call, if we could get to flat year-over-year for the quarter, that would be like a grand slam because our comps were so difficult, and we got darned close. So I think the season lasted, at least for us. We saw continued strength really in the 55-plus and, like I said, those move-up buyers that kept absorptions strong through the quarter.

C. David Cone^ And Carl, maybe one other thing. We’ve talked about the first half was our tougher comp for the year. Our comp gets easier in the back half as well.

Sheryl D. Palmer^ That’s true.

Carl Edwin Reichardt^ It does. And then just second, if, to drill down into the active adult and what you guys call the first timer or entry level, if you sort of, independent of region, if you separate into more affordable price points within those two buckets is there a reasonably different absorption differential between the high end of entry level and the lower end and same in active adult? Did that happen this quarter?

Sheryl D. Palmer^ Well, the devil’s in the details for sure, Carl. I would tell you that our highest paces tend to be at our highest price points. Now that is not generally intuitive, and it’s really in California and the West. And then when you really dissect that by consumer group, I mean, it’s some of our highest Millennials. So another way to say it is about a third of our buyers for the quarter were Millennials and only about 20% first-time buyers of our sales for the quarter. So it really is a very community — actually, division by division focus. But unfortunately, no, I can’t — it would be a mistake to kind of paint a broad brush across the consumers because we see very different behaviors in different parts of the country at different price points.

Operator^ Our next question comes from Jay McCanless of Wedbush.

James C McCanless^ So on the central — I know y’all discussed Houston, but wanted to see if you can maybe give us some insights on Dallas and how things trended there during the quarter.

Sheryl D. Palmer^ Yes. I think Dallas, Jay, has been on the radar for a while. I think if you go back to our last few calls, we’ve talked about kind of the pricing power we have in that market. Prices ran quite fast there for the last couple of years. And I do think we’ve seen some kind of oversaturation in certain submarkets, specifically Prosper. But when I look at the market as a whole, there’s a couple things. Job growth continues very, very strong; I think about 120,000 projected. Relo seemed to be down, and when we look at starts, they’re setting a new record, I think 12% year-over-year for the first half. Closings are also up about — are low double digits. So I think there’s a little bit of a mixed bag there. I think you’ve got some markets that are a little bit oversaturated. I think we’ve seen price peak in the markets that are slowing and making the consumers kind of take a little pause. But overall, our sales are pretty much in line with our expectations.

C. David Cone^ Yes, and I’d say from a pace standpoint for second quarter year-over-year, we were basically flat —

Sheryl D. Palmer^ Flat.

C. David Cone^ And year-to-date, we were slightly up.

James C McCanless^ Okay. That’s good to know. And then I’m going to do a two-part question here. Could you maybe give the same diagnosis on Atlanta? And also what you talked about with one third of the buyers being Millennials this quarter, what were your percentage of 55-plus and/or self-identified empty nesters because we see that trading-down business still being a big part of a lot of the public builders’ sales book right now.

Sheryl D. Palmer^ Yes. So we look at it a couple different ways, Jay. First, I would tell you, as we’ve been talking about for a while, kind of a third, third and a third, our portfolio. More than half of that third on the active adult is in age-restricted communities, and then the other 50-plus would be what’s in our more traditional family communities. But as we look through the portfolio, there’s still from ability to qualify, from our cash in the mortgage environment, our cash picked up, so they continue to be a very healthy part of our portfolio. I think the second part of your question was Atlanta. The market continues to exhibit really strong growth and I think overall healthy economic conditions. Resale demand’s at an all-time high, and months of supply are very low still, which is pressuring affordability. Resale prices are up about 9%. As I mentioned I think earlier, our business is seeing some shifts with the two acquisitions. We’re seeing a little bit more of a shift to the in-town product, and as we rationalize the business model, we’re moving away from some of the smaller positions. And like I said, we’ve sold a couple land positions really so we can focus on some greater opportunities that we’re seeing in the marketplace.

Operator^ Our next question comes from Alex Rygiel of B. Riley.

Alexander John Rygiel^ Two quick questions. First, has the consumer changed its appetite or have you changed your strategy around spec’d as interest rates rise? Do they turn quicker?

C. David Cone^ I wouldn’t say our strategy has really changed. We target, call it, roughly 5 specs per community. For our focus this turn, more significantly over the last, call it, 18 to 24 months has been on the finished specs side. We’re just trying to manage that as part of overall managing the inventory. But we like specs. It’s an important aspect of the business and one that we’re very focused on making sure we’re putting the right floorplan on the right lot in the right community. So for us, it’s just really managing on the finished specs side of the business.

Sheryl D. Palmer^ Yes. And maybe I’d add to that, when you look across the sector, generally there are larger discounts associated with specs. And so when we look at our mix and being more heavily concentrated on the to-be-built side, it actually gives you an overall better margin. But we, to Dave’s point, we keep a pretty — with less than one per community, at some level, you’d almost wish you had a few more.

Alexander John Rygiel^ And then as it relates to options, have you seen the consumer’s willingness for options change in the last 3 to 6 months?

C. David Cone^ We’re running a little bit higher, I would say, for the first 6 months of this year. They’re taking just slightly more. We’re normally kind of mid-teens. We’re slightly above that here for this year.

Sheryl D. Palmer^ And also because of our mix of to be builts, right?

C. David Cone^ Yes. The mix is going to help.

Operator^ Our next question comes from Alex Barron of Housing Research.

Alex Barrón^ I was hoping you could comment on what it was that you found most attractive about AV. Was it the people? Was it the markets? Was it the product that they’re serving? And also why now? And then also what is your current kind of exposure to active adult in entry level, and how’s that going to shift after the deal?

Sheryl D. Palmer^ Yes. Happy to share. Without being too redundant of what I said on the June call and in my comments, I’d tell you that the more we learn, the more excited about the opportunities that the deal posed we are. As I shared in the June call, our strategy around scale in certain markets and really doubling down in Charlotte and Raleigh, really putting us as a market leader in Orlando and Phoenix. And then you complement the consumer segments where they definitely have a greater focus on the first-time buyer as well as the active adult. We’ve been talking about this barbell approach for a number of quarters, really where our focus is when I look at their land position, their product portfolio. Excited about the immediate traction we’ll get in synergies, as Dave talked about, in purchasing, locally, nationally, financial services, marketing just to name a few, Alex. And like I said, I’m even more thrilled with the opportunity and how we underwrote it. And we’re making great progress on preparing the company for closing day, as I talked about in my prepared comments. And the second half of the question was active adult. Like I said, when you look at their lots, their real focus is that same barbell. Coming — before AV joins us, we had about a third of our lots under control, active adult. This will tick it up just a couple percentage points, and it will put us squarely in that first third being first-time buyers and the more affordable group.

Operator^ And I’m not showing any further questions at this time. I’d like to turn the call back to Sheryl for any closing remarks.

Sheryl D. Palmer^ Well, thank you very much. Appreciate you being with us today and letting us share our results for Q2. Have a wonderful day and week.

Operator^ Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program, and you may all disconnect. Everyone have a great day.

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